Covanta Energy Corporation

                          Subordinated Unsecured Notes

                            Summary of Proposed Terms

This Summary of Proposed Terms outlines certain terms of the Reorganization Plan Unsecured Notes to be issued pursuant to the Debtors Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code of Covanta Energy Corporation and certain of its subsidiaries. The terms proposed herein are subject to further discussion and change and are not binding on the Company or any of its subsidiaries.



Issuer:                  Covanta Energy Corporation (the "Company" or the
                         "Issuer")

Issue:                   Subordinated Unsecured Notes (the "Notes")

Principal Amount:        The aggregate principal amount of the Notes will be
                         between $30 million and $35 million.

Maturity:                8 years from the Company's emergence from bankruptcy.

Interest:                Payable semi-annually at an interest rate of 7.5%.

Amortization:            Annual amortization payments of approximately $3.9
                         million (paid at end of year) will be paid beginning in year 2, with the balance due on maturity.

Covenants:               The indenture for the Notes will contain no financial
                         covenants.